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                                                                  PAGE 1 OF 5


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 2
                    Under the Securities Exchange Act of 1934

                         MOUNTAIN PROVINCE DIAMONDS INC.
                         -------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    62426E402
                                    ---------
                                 (CUSIP Number)

                               BRENDA B. AVELLANO
                        LINE MANAGEMENT SERVICES LIMITED
                              57-63 LINE WALL ROAD
                                    GIBRALTAR
                                  011 350 79000

                                 with a copy to

                            MARY J. MULLANY, ESQUIRE
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                         1735 MARKET STREET, 51ST FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 864-8631
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 19, 2004
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP Number 62426E402                                               PAGE 2 OF 5



1)    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

BOTTIN (INTERNATIONAL) INVESTMENTS LIMITED, AS TRUSTEE OF THE BANDEARG TRUST
________________________________________________________________________________

2)    Check the Appropriate Box if a Member of a Group
      (a)   _______
      (b)   _______
________________________________________________________________________________

3)    SEC Use Only
________________________________________________________________________________
4)    Source of Funds

            OO
________________________________________________________________________________
5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
________________________________________________________________________________
6)    Citizenship or Place of Organization

            GIBRALTAR
________________________________________________________________________________

Number of Shares        7)    Sole Voting Power
Beneficially Owned
By Each Reporting             13,253,430
Person With
                        ________________________________________________________

                        8)    Shared Voting Power

                              0
                        ________________________________________________________

                        9)    Sole Dispositive Power

                              13,253,430
                        ________________________________________________________

                        10)   Shared Dispositive Power

                              0
________________________________________________________________________________
11)   Aggregate Amount Beneficially Owned by Each Reporting Person

            13,253,430
________________________________________________________________________________
12)   Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares
                                                                            / /
________________________________________________________________________________
13)   Percent of Class Represented by Amount in Row (11)

            19.7%
________________________________________________________________________________
14)   Type of Reporting Persons (See Instructions)

            CO
________________________________________________________________________________
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CUSIP Number 62426E402                                               PAGE 3 OF 5


ITEM 1. SECURITY AND ISSUER.

      This Statement on Schedule 13D, Amendment No. 2 (this "Schedule 13D/A") amends and supplements the prior statement on Schedule 13D, as amended (the "Statement"), and relates to shares of common stock of Mountain Province Diamonds Inc., a British Columbia, Canada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Suite 212, 525 Seymour Street, Vancouver, British Columbia, Canada, V6B 3H7.

ITEM 2. IDENTITY AND BACKGROUND.

      Item 2 of the Statement is hereby amended by deleting the three paragraphs thereof and replacing them with the following:

      Bottin is a Gibraltar corporation and is a private limited company with its principal place of business at 57-63 Line Wall Road, Gibraltar. Bottin is a private investment company and is the trustee of the Bandearg Trust (the "Trust").

      During the five years prior to the date hereof, neither Bottin nor the Trust or, to the best of their knowledge, any executive officer or director of Bottin (who are listed in the Schedule I attached hereto, the contents of which are incorporated herein by reference), (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Statement is hereby amended by adding two new paragraphs following the last paragraph of Item 3 to read as follows:

      In December 2001, Bottin, as trustee of the Trust, acquired beneficial ownership of 431,034 shares of common stock and warrants to purchase an additional 431,034 shares of common stock in a private placement transaction for an aggregate purchase price of CDN $249,999.72. Bottin made this purchase for cash from the Trust's assets.

      In October 2002, Bottin exercised previously issued warrants and acquired 628,500 shares of common stock of the Issuer for an aggregate purchase price of CDN $502,000. Bottin acquired these shares for cash from the Trust's assets.

ITEM 4. PURPOSE OF THE TRANSACTION.

      Bottin, as trustee of the Trust, holds these shares for investment purposes.
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CUSIP Number 62426E402                                               PAGE 4 OF 5


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 of the Statement is hereby amended by deleting the two paragraphs thereof and replacing them with the following:

      Bottin is, or is deemed to be, the beneficial owner of an aggregate of 13,253,430 shares of common stock of the Issuer (12,822,396 of the outstanding shares and warrants to purchase an additional 431,034 shares), which represents 19.7% of the outstanding common stock of the Issuer.

      Bottin has sole voting and dispositive power as to all of the 13,253,430 shares of common stock reported on this Schedule 13D/A.
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CUSIP Number 62426E402                                               PAGE 5 OF 5


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 19, 2004            BOTTIN (INTERNATIONAL)  INVESTMENTS
                                     LIMITED, as trustee of the Bandearg Trust


                                    By: /s/ Brenda B. Avellano
                                        -------------------------------------
                                          Name:  Brenda B. Avellano
                                          Title: Director
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                                   SCHEDULE I


AUTHORIZED DIRECTORS AND OFFICERS OF BOTTIN (INTERNATIONAL) INVESTMENTS LIMITED



Desmond R. Reoch                    Director

Brenda B. Avellano                  Director

Lesley A. Nuttall                   Director

Julie Crockett                      Director

Line Secretaries Limited            Secretary